May 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Jeff Kauten

Re:	Elauwit Connection, Inc.
Draft Registration Statement on Form S-1
Submitted April 7, 2025
CIK No. 0002063863

Dear Mr. Kauten:

On behalf of Elauwit Connection, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated May 2, 2025, providing the Staff’s comments with respect to the draft of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company is currently confidentially submitting via the EDGAR system an amendment to the draft Registration Statement.

For the convenience of the Staff, the Staff’s comments are included and are followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Draft Registration Statement on Form S-1
Cover Page

1.	Please tell us why you checked the box indicating that you are conducting a continuous offering under Rule 415 when it appears that you are conducting a firm commitment offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it checked the box indicating that it is conducting a continuous offering under Rule 415 because it will be registering the shares issuable upon the exercise of the warrants to be issued to Maxim Group LLC or its designee, as representative of the underwriters, which may be offered on a continuous or delayed basis in the future pursuant to Rule 415(a)(1)(iii).

2.	Please revise to include a brief description of the representative's warrants. Refer to Item 501(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Registration Statement to include brief description of the representative’s warrants in response.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

Risk Factors

Risks Related to this Offering and Ownership of our Securities, page 12

3.	Please add a risk factor that discusses the exclusive forum provision in your certificate of incorporation.

Response: The Company respectfully acknowledges the Staff’s comment and has added a risk factor on page 14 of the Registration Statement to discuss the exclusive forum provision in its certificate of incorporation in response.

We are an “emerging growth company,” as defined in the JOBS Act…, page 13

4.	Please clarify whether you intend to take advantage of the exemptions from disclosure requirements available to emerging growth companies.

Response: The Company respectfully acknowledges the Staff’s comment and has clarified on page 13 of the Registration Statement that it intends to take advantage of the exemptions from disclosure requirements available to emerging growth companies in response.

Provisions in our certificate of incorporation and bylaws could discourage a change in control..., page 14

5.	Please briefly describe the provisions in your certificate of incorporation and bylaws that could discourage a change in control.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 14 of the Registration Statement to briefly describe the provisions in its certificate of incorporation and bylaws that could discourage a change in control. Additional disclosure regarding these provisions is included on pages 53 to 55 of the Registration Statement under “Description of Securities—Anti-Takeover Effects of Certain Provisions in our Certificate and Bylaws.”

Business

Executive Summary, page 28

6.	Please disclose the source of your statement that "there are over 22.1 million units of U.S. multifamily housing." Also, please disclose the methodology by which you calculated your total addressable market and disclose any material assumptions and limitations underlying these calculations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary on page 1 and the Executive Summary on page 30 in the Registration Statement in response.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

Customers, page 34

7.	Please disclose the number of customers for the periods presented. To the extent your revenues are concentrated among a small group of customers please add risk factor disclosure in this regard.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 36 of the Registration Statement to disclose the number of customers for the periods presented in response. Further, the Company has added a risk factor on page 7 of the Registration Statement to discuss revenue concentration among a small group of customers in response.

Corporate Governance, page 41

8.	Please disclose the members of the audit, compensation and nominating committees. Refer to Item 407(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Corporate Governance section on pages 43 and 44 of the Registration Statement to disclose the members of the audit, compensation and nominating committees in response.

Executive and Director Compensation

Employment Agreements, page 44

9.	Please file the consulting agreement with Mr. McDonough and the employment agreements with Messrs. Rubens and Jones or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to add the consulting agreement with Mr. McDonough and the employment agreements with Messrs. Rubens and Jones to the Index to Exhibits on page II-2 of the Registration Statement in response. The Company advises the Staff that it will file the consulting agreement with Mr. McDonough and the employment agreements with Messrs. Rubens and Jones by amendment to the Registration Statement when the agreements are entered into.

Motherlode, LLC Transactions, page 46

10.	Please clarify how you owe $868,469 under the Promissory Note when it appears that the issuance of the Promissory Note was for $1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Certain Relationships and Related Party Transactions section on page 48 of the Registration Statement in response.

Security Ownership of Certain Beneficial Owners and Management, page 49

11.	Please revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities listed in the beneficial ownership table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Security Ownership of Certain Beneficial Owners and Management section on page 51 of the Registration Statement to identify the natural persons who exercise the voting and/or dispositive powers with respect to entities listed in the beneficial ownership table and controlled by officers or directors of the Company in response. For any remaining entities, the Company respectfully advises the Staff that it will disclose the identify of the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities in a future amendment to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

12.	It appears that the column identifying the aggregate voting power does not accurately reflect the total voting power of your officers and directors when taking into account the 10 votes per share of the Class B common stock. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that until the Registration Statement is declared effective, each share of Class B common stock is entitled to one vote per share. The enhanced voting power of the Class B common stock will be reflected in the aggregate voting power calculation of the “Shares Beneficially Owned After Offering” columns on page 50 of the Registration Statement when the terms of the offering are known and disclosed in a later amendment to the Registration Statement.

Description of Securities

Common Stock, page 50

13.	Please discuss the circumstances under applicable law and your charter under which the Class A and Class B common stock will vote together as a single class and as separate classes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Description of Securities section on page 52 of the Registration Statement in response.

Underwriting

Lock-Up Agreements and Trading Restrictions, page 59

14.	Please disclose the exceptions to the lock-up agreements with your directors, executive officers and principal shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the lock-up agreements are not yet finalized. The Company advises the Staff that it will disclose the exceptions to the lock-up agreements by amendment to the Registration Statement when the lock-up agreements are finalized.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Revenue Recognition, page F-10

15.	Please clarify whether you consider your wired/wireless service and hardware and internet services maintenance to be distinct performance obligations or whether you consider these combined services to be a distinct performance obligation and the factors you considered in making this determination. Refer to ASC 606-10-25-19 through 25-22. Please also clarify the contractual terms over which revenue is recognized for these services and any cancellation provisions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company confirms it considers the wired/wireless service and hardware and internet services maintenance to be distinct performance obligations, as disclosed beginning on page F-10 within Note 2 Summary of Significant Accounting Policies, Revenue Recognition, Identify Performance Obligations.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

The Company considered the guidance in ASC 606-10-25-19 through 25-22 in making the determination that the wired/wireless service promise and hardware and internet services maintenance promise are distinct performance obligations. The Company notes that customers can benefit from the wired and wireless interest services and hardware and internet services in conjunction with other readily available resources (a constructed WiFi network). Further, the Company notes that the wired/wireless service and hardware and internet services maintenance are separately identifiable from other promises in the contract. Further, the Company notes the following:

1)	Wired/wireless service promise

a.	The nature of the promise is that the Company is contractually obligated to actively provide wired/wireless internet service each day during the contract period to the customer (i.e., it is not a stand-ready obligation, in contrast to the hardware and internet services maintenance promise/performance obligation)

b.	The Company prices and sells wired/wireless internet services separately from the hardware and internet services maintenance

c.	Other third-party companies are capable of performing these types of services

2)	Hardware and internet services maintenance promise

a.	The nature of the promise is that the Company is contractually obligated to repair/service any hardware and internet service issues, as well as provide customer support to the property owner’s residents, as necessary (i.e., it is a stand-ready obligation)

b.	The Company prices and contracts the sales of these hardware and internet maintenance services separately from the wired/wireless services

c.	Other third-party companies are capable of performing these types of services

Further, the Company concluded that, while both these performance obligations have a similar pattern of revenue recognition, ratably over the contract term, it would not be appropriate to combine the wired/wireless service and hardware and internet services maintenance promises into one performance obligation under the series guidance given these promises to transfer to the customer a series of distinct goods or services are not substantially the same, which is a requirement under ASC 606-10-25-15.

The Company notes that contracts with property owners/customers generally have five to eight-year terms. These two performance obligations are not dependent of each other and the customer can receive value from each performance obligation on its own. Most contracts have termination for convenience penalties upon which the Company deemed substantive. Therefore, the Company notes that there are enforceable rights and obligations throughout the stated term of the contract. Ultimately, revenue for these distinct performance obligations is recognized monthly at a fixed monthly rate as such services are provided.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

16.	Please clarify how you determined that your network design and installation performance obligation is distinct and should not be combined with your wired/wireless service and hardware and internet maintenance. Tell us how you considered the factors in ASC 606-10-25-19 through 25-22. In your response, also clarify whether you sell these services separately or whether they could be provided by other entities. Please also clarify whether these services modify the functionality of the network or are integral to maintaining its utility.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 606-10-25-19 through 25-22 in determining that the network design and installation performance obligation is distinct and should not be combined with the wired/wireless service and hardware and internet maintenance. The Company notes that the customer is able to benefit from the network design and installation performance obligation on its own, given the customer can utilize the completed WiFi network without additional goods or services in that the internet services can be contracted from other providers with no modification required. The network design and installation performance obligation, the wired/wireless services and the hardware maintenance and internet support services are all separately identifiable from each other within the contract. The customers could benefit from the internet and hardware support services with other resources previously provided (i.e. an installed WiFi network). Once the WiFi networks are installed and operating, the additional wired/wireless service and hardware and internet maintenance services do not modify the functionality of the WiFi network, nor are they integral to maintaining its utility.

17.	You disclose that you allocate the contract’s transaction price to each performance obligation based on the standalone selling price, which is stipulated in the contract. Clarify how you considered the factors in ASC 606-10-32-31 through 32-35 in determining the standalone selling price. That is, clarify if you sell each of these services separately and standalone prices are based on directly observable prices when you sell these services separately, or clarify whether the standalone prices are estimated based on the guidance in ASC 606-10-25-34.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 606-32-31 through 32-35 in determining the standalone selling price. The Company notes that, as disclosed on page F-11 within Note 2 Summary of Significant Accounting Policies, Revenue Recognition, Allocate the transaction price to distinct performance obligations, the selling price for each distinct performance obligation is stipulated within the contract. The Company notes that each contract is unique and the transaction price is dependent on a number of factors, such as the size of the network, location, type of equipment, and bandwidth. Each contract price is fixed and the standalone selling price for each of the distinct performance obligations is stipulated in the contract. The Company does not offer discounts. After installation, the Company provides maintenance and internet services for a fixed monthly fee based on the number of units in the property times a monthly per-unit wholesale price. As noted in ASC 606-10-32-32, the standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. As the selling price for each distinct performance obligation is directly observable within the contract, the Company notes that the contractual stated price included for each performance obligation is the best evidence of standalone selling price and therefore no allocation of the contract’s transaction price to each performance obligation is necessary. The Company will revise its future disclosures to explicitly state that there is no allocation of the contract’s transaction price to each performance obligation as the price per each distinct performance obligation is stated within the agreement(s).

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

Note 3. Revenue and Deferred Revenue, page F-16

18.	Clarify if your contracts with customers have any cancellation provisions. If so, please revise your disclosures accordingly and tell us how you considered whether it is appropriate to include such contracts in your remaining performance obligations. Refer to ASC 606-10-25-4.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 606-10-25-4 in determining the contract term for remaining performance obligations. With regards to the network design and installation, the Company notes that contractors rarely terminate project design and construction contracts because there would be little value to the customer of a partially completed project and potentially significant costs would be incurred to terminate a project. With regard to the wired/wireless services and the hardware and maintenance services, most contracts with property owners generally have five to eight-year terms. Most contracts have termination for convenience penalties upon which the Company deemed the penalties to be substantive. Therefore, the Company notes that there are enforceable rights and obligations throughout the stated term of the contract. For those contracts with no substantive termination penalty, the Company considered these to be short-term or month-to-month and therefore excluded any remaining performance obligations from its disclosures. The Company will revise its future disclosures to explicitly state the remaining performance obligations relating to customer contracts with terms that exceed one year and have enforceable rights and obligations.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications to investors in reliance on Section 5(d) of the Securities Act as of the date hereof. The Company will supplementally provide to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf may present to potential investors in reliance on Section 5(d) of the Securities Act in the future.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at mrhoda@hselaw.com or telephone at (585) 231-1267.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 23, 2025

Very truly yours,

/s/ Margaret K. Rhoda
Margaret K. Rhoda
direct dial: 585.231.1267
email: Mrhoda@hselaw.com

cc:        Alexander R. McClean, Esq